Exhibit 2.1.3

AMENDMENT NO. 3 TO AGREEMENT AND PLAN OF REORGANIZATION

This AMENDMENT NO. 3 (the “Amendment”) among Artisan Components, Inc., a Delaware corporation (“Parent”), Venice Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and NurLogic Design, Inc., a California corporation (the “Company”), to the Agreement and Plan of Reorganization (the “Reorganization Agreement”) dated October 18, 2002 among Parent, Merger Sub, Company and William R. Peavey (the “Securityholder Agent”), as amended, is effective as of January 8, 2003.

RECITALS

A.    Parent, Merger Sub and Company entered into the Reorganization Agreement providing for the merger of Company with and into Merger Sub.

B.    Parent, Merger Sub, Company and the Securityholder Agent desire to make certain amendments to the Reorganization Agreement as set forth in this Amendment.

NOW, THEREFORE, the parties hereby agree to amend the Reorganization Agreement as follows:

1.1	Amendment of Section 1.6(d). Section 1.6(d) of the Reorganization Agreement is amended and restated as follows:

“Escrow. Four million two hundred thousand dollars ($4,200,000) in the form of Stock Consideration to be issued to the holders of Company Common Stock at the Effective Time pursuant to Section 1.6(a) hereof shall be held in escrow (the “Escrow Amount”) pursuant to Article VIII of this Agreement, subject to certain exceptions set forth in Section 8.2(a) hereof, to compensate Parent and its affiliates (including the Surviving Corporation) for any “Losses” (as defined in Section 8.2 hereof) incurred in connection with this Agreement and the transactions contemplated hereby. Of the Escrow Amount, the Escrow Participants (as defined in Section 8.2(a) hereof) who are not listed on Schedule 6.16 hereto shall contribute approximately $406,651 in the aggregate, and the Escrow Participants who are listed on Schedule 6.16 shall contribute approximately $3,386,687 plus the Additional Escrow Amount (as defined in Section 8.2(a) hereof) in the aggregate.”

1.2	Amendment of Section 8.2(b). Section 8.2(b) of the Reorganization Agreement is amended and restated as follows:

“Escrow Period; Distribution upon Termination of Escrow Periods. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., California time, on the Expiration Date (the “Escrow Period”); provided, however, that the Escrow Period shall not terminate with respect to such amount (or some portion thereof), that is necessary in the reasonable judgment of Parent, subject to the objection of the Securityholder Agent and the subsequent arbitration of the matter in the manner provided in

Section 8.2(f) hereof, to satisfy any unsatisfied claims concerning facts and circumstances existing prior to the termination of such Escrow Period specified in any Officer’s Certificate delivered to the Escrow Agent prior to termination of such Escrow Period. As soon as all such claims have been resolved, as evidenced by written memorandum of the Securityholder Agent and Parent, the Escrow Agent shall deliver to the Escrow Participants the remaining portion of the Escrow Fund not required to satisfy such claims. Deliveries of Escrow Amounts to the holders of the Company Common Stock pursuant to this Section 8.2(b) shall be made as set forth in Section 8.2(d) of this Agreement. Notwithstanding the foregoing, if, on the 18-month anniversary of the Effective Time the Available Amount (as defined below) is greater than zero, then the Escrow Agent shall deliver to each Escrow Participant who is not listed on Schedule 6.16, the pro rata portion attributable to such holder of that number of shares equal to the Available Amount. The Available Amount shall equal the difference between (A) the amounts originally deposited into the Escrow Fund on behalf of each Escrow Participant who is not listed on Schedule 6.16 at the Effective Time remaining in the Escrow Fund and (B) any amounts necessary in the reasonable judgment of Parent, subject to the objection of the Securityholder Agent and subsequent arbitration of the matter in the manner provided in Section 8.2(f) hereof, to satisfy any unsatisfied claims concerning facts and circumstances existing on or prior to the 18-month anniversary of the Effective Time specified on any Officers’ Certificate delivered to the Escrow Agent prior to or on the 18-month anniversary of the Effective Time. At all times during the Escrow Period, the Escrow Participants shall be deemed to be the record holders of their respective shares of the Parent Common Stock comprising the Escrow Amount.”

1.3	Amendment of Section 8.2(d)(i). Section 8.2(d)(i) of the Reorganization Agreement is amended and restated as follows:

“Upon receipt by the Escrow Agent at any time on or before the Expiration Date of a certificate signed by any officer of Parent (an “Officer’s Certificate”): (A) stating that Parent has paid or properly accrued or reasonably anticipates that it will have to pay or accrue Losses, and (B) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid or properly accrued, or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related, the Escrow Agent shall, subject to the provisions of Section 8.2(e) hereof, deliver to Parent out of the Escrow Fund, as promptly as practicable, shares of Parent Common Stock held in the Escrow Fund in an amount equal to such Losses. Provided, however, that the Escrow Agent shall not pay any Losses until all Losses subject to all Officer’s Certificates shall exceed $50,000 in the aggregate (provided, however, that such threshold shall not apply to Losses incurred as a result of intentional fraud, bad faith or willful misconduct, or any inaccuracy in or breach of Section 2.10 (Tax and Other Returns and Reports)). Any Losses paid pursuant to this Section 8.2(d) on or prior to the 18-month anniversary of the Effective Time shall be allocated to the Escrow Participants in proportion to their respective original contributions to the Escrow Fund; provided, however, that with respect to the portions attributed to the persons listed on Schedule 6.16, the Additional Escrow Amount contributed by such persons shall be excluded from their original contributions for the purposes of this sentence. Any Losses paid pursuant to this Section 8.2(d) after the 18-month anniversary of the Effective Time shall be allocated as follows: (i) first, such Losses shall be allocated to the Escrow Participants in proportion to their original contributions to the Escrow Fund less any Additional Escrow Amounts until all such original contributions (as adjusted) have been utilized, (ii) next, if any portion of such Losses shall remain, such Losses shall be allocated to the Escrow Participants according to the Additional Escrow Percentage Factor. With respect to any Losses to be allocated to Escrow Fund contributed by any person listed on Schedule 6.16, the Losses shall be allocated first to the vested shares of Parent Common Stock contributed by such person and no unvested shares of Parent Common Stock shall be allocated to satisfy such person’s obligations regarding any Loss until all shares of then-vested Parent Common Stock have been allocated.”

1.4        Remaining Provisions. Except as expressly amended by this Amendment, all provisions of the Reorganization Agreement shall remain in full force and effect.

1.5        Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date thereof if delivered personally, (ii) the next business day if delivered by commercial delivery service, (iii) three business days after being mailed by registered or certified mail (return receipt requested) or (iv) the date thereof if sent via facsimile (with acknowledgment of complete transmission and a confirming copy sent by mail) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to:

Artisan Components, Inc.

141 Caspian Court

Sunnyvale, California 94089-1013

Attention: Chief Executive Officer

Telephone: (408) 734-5600

Facsimile: (408) 734-0546

with a copy to:

Artisan Components, Inc.

141 Caspian Court

Sunnyvale, California 94089-1013

Attention: General Counsel

Telephone: (408) 734-5600

Facsimile: (408) 734-0546

and

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, California 94304

Attention: Robert P. Latta, Esq.

Julia Reigel, Esq.

Telephone: (650) 493-9300

Facsimile: (650) 845-5000

(b) if to the Company, to:

NurLogic Design, Inc.

5580 Morehouse Drive

San Diego, California 92121

Attention: William R. Peavey

Telephone: (858) 455-7570

Facsimile: (858) 455-1083

with a copy to:

Stradling Yocca Carlson & Rauth

600 Newport Center Drive, Suite 1600

Newport Beach, California 92660

Attention: C. Craig Carlson, Esq.

Telephone: (949) 725-4125

Facsimile: (949) 823-5125

(c) if to the Securityholder Agent:

William R. Peavey

NurLogic Design, Inc.

5580 Morehouse Drive

San Diego, CA 92121

Telephone: 858-455-7570

Facsimile: 858-455-1083

1.6        Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

1.7        Governing Law. This Amendment and the Merger Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Amendment to be signed by their duly authorized respective officers, all as of the date first written above.

NURLOGIC, INC. a California corporation		ARTISAN COMPONENTS, INC. a Delaware corporation

By:	/s/ William R. Peavey	By:	/s/ Joy E. Leo
	William R. Peavey President and Chief Executive Officer		Joy E. Leo Vice President, Finance and Administration, Chief Financial Officer and Secretary

SECURITYHOLDER AGENT:		VENICE ACQUISITION CORP. a Delaware corporation

/s/ William R. Peavey		By:	/s/ Joy E. Leo
William R. Peavey			Joy E. Leo Chief Financial Officer, Treasurer and Secretary